
WEFUNDER
ISLE
CHILD
a film by Thomas Percy Kim

INVEST IN **ISLE CHILD - THE MOVIE**

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Back the AAPI-led feature film about Asian identity, adoption, and self-love!

LEAD INVESTOR



Steven Clark

Thomas Percy Kim is an extraordinarily talented young screenwriter. His short film, Si (2020), is a moving glimpse into a Korean-American adoptee's struggle to navigate adolescence while grappling with his own identity. One of the remarkable aspects of this short is that Thomas is able to paint such a vivid portrait of the psychological turmoil Si endures in a film running just ten minutes. For his debut feature film, Isle Child, Thomas revisits this story, tracing Si's journey from infancy in South Korea to high school in Massachusetts and ultimately on his search for connection to his cultural roots. Comparisons to such films as Moonlight and Minari are not just hyperbole. I believe that Isle Child has the potential to make an impact at a level rarely contemplated for films of similarly modest budgets.

Invested $30,000 this round

Learn about Lead Investors

instagram.com/islechildmovie Los Angeles CA

Minority Founder Entertainment

Film

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. Based on the award-winning short film purchased by HBO/HBO Max, SI (2020)

2. Our Executive Producer made over 400% ROI with the industry-shaking THUNDER ROAD in one year alone

3. Our award-winning team had a film selected and screened at Sundance or SXSW every year since 2015

4. We have combined 50+ years of experience, worked on 60+ projects, been accepted into 300+ festivals

5. Screenplay was selected by Dede Gardner (MOONLIGHT, THE BIG SHORT) for the notable Diverso MR Lab

6. An early film in the Asian-American film movement following PARASITE, SQUID GAMES, SHANG-CHI, etc.

7. Taps into $1.2 trillion AAPI spending power – 82% which subscribe to at least one SVOD platform

8. ⚡ Supported and backed by the Sundance Institute

Our Team



Thomas Kim Writer/Director



Thomas Kim is an Oscar-qualifying, Sundance-winning writer/director from Massachusetts and LA. His films have sold to HBO/Max and premiered worldwide including Heartland, Busan International, LAAPFF, Palm Springs, SF Film, and more.



Lauren Chen Producer

Lauren Chen is an NYC-based producer and previously an executive for James Schamus, where she worked on films including DRIVEWAYS and THE ASSISTANT. She has also post-sup'd film and TV projects with the biggest indie companies like A24 and Pastel.



Jim Cummings Executive Producer

Jim Cummings won the 2016 SUNDANCE and 2018 SXSW Grand Jury Prizes for film, THUNDER ROAD. THE WOLF OF SNOW HOLLOW is certified fresh on Rotten Tomatoes, and his latest film, THE BETA TEST, premiered at the Berlinale and Tribeca film festivals.



Harrison Allen Producer

Harrison Allen is an NYC-based Development Executive and Producer. Harrison produced THE LAST THING MARY SAW, an elevated horror film which was acquired by Shudder. He now works as the Head of Development at Intrinsic Value Films.

ISLE CHILD - THE MOVIE

💌 *Chat with us to learn more about our investor incentives and financial plans!* **https://calendly.com/islechild/25**

DIRECTOR'S STATEMENT

Hi, my name is "Thomas Percy Kim", and I'm a Korean-American writer/director.

I put my name in quotes because I lied; "Thomas" isn't my real name, "Thomas" isn't who I am. I am *Seung Kwon Kim,* born in South Korea, raised in America. Who I am lies between those two masses of land, separated by a vast ocean. As much as I am American, I also am not.

As I grew up in colonial Concord, Massachusetts, I began to realize a fact that I had grew obliviously accustomed to — that I was one of only a few Asian-Americans in a near 20-mile radius. In this racial isolation, I tried everything I could to pass as white; I learned their slang, copied the way they dressed and sauntered down the halls. I never brought home friends, never called my parents in public, and legally changed the name given to me by my grandparents. I gave up my language, my heritage, my birthright. I truly believed that if I tried hard enough, I could become one of "them" — a blue-eyed, white-skinned American. Except that I wasn't, and could never be. I loathed who I was and what my parents burdened me with. No matter how hard I worked, studied their mannerisms, or followed the rules, I could never be quite as American as they; it seemed that the American Dream was only a success story for those who have already succeeded.

ISLE CHILD is about the universal foreigners experience, told from the POV of a transracial adoptee.

Watch our **proof-of-concept short film**, sold to HBO and HBO Max:



vimeo
STAFF PICK
SI
Thomas Percy Kim
Si
HBOmax
09:03
vimeo

SYNOPSIS FOR ISLE CHILD - THE MOVIE

LOGLINE

When a young Korean-American adoptee from a white suburban family discovers that his birthmother in Korea is terminally ill, he must decide whether to protect the identity he has built for himself and preserve the facade of his American life, or face the truth of his otherness and fulfill her dying wish to see him one last time.





Thomas and his 2nd-grade self-portrait

ISLE CHILD

...IS A COMING-OF-AGE FEATURE TOLD FROM A NEW AMERICAN PERSPECTIVE.







When our young, wide-eyed, Korean-American adoptee, Si Miller, finds out that his bedridden birthmother wants to see him in Korea, he's forced to confront his otherness in white, liberal world of suburban New England. We witness Si's early days of adoption, when he awakens to the fact that he doesn't mirror his world; he isn't white. Everything he's built to perfectly assimilate into his community comes crashing down, despite his well-intentioned friends and family trying to save him from something they can't understand.

When Carey, his white adoptive mother, sets him a Korean dinner, Si lashes out, feeling betrayed by his own family. He escapes home and runs away to Korea to meet his frail birthmother... all in a dream sequence. A foreign phone number rings on Carey's phone — Si picks it up and gets notified of his birthmother's passing. He internalizes

this news and starts to retreat from his relationships, slowly becoming bereft of an identity. Only once he's lost everything, he's able to find and love himself again, visiting his birthplace and reckoning with the truth of his lonely beginnings.







CHARACTERS



SI MILLER

Si is a transracial adoptee, though you'd never guess by the way he dresses, speaks, or behaves. He exudes a certain masculine charisma... but masked behind an insecure, self-loathing child, terrified of recognizing — and being recognized — for who really he is.







CAREY MILLER

If there's one commonality amongst mothers, it's their unconditional love for their child. Carey's no different. Her child is her child. Why should she give up Si to someone who had no part in his upbringing? She was enough for him... right?



LIA BELL

Lia (17, Si's girlfriend) wants what every teenager wants — to love and to be loved. Si was able to provide that. But when someone changes, and you're not there to change with them, are you still in love with the same person?

LOCATIONS


Set in Massachusetts...
Brick-and-mortar colonial architecture, historical monuments, stunning seasonal foliage and sunsets, and coastal charm...
New England is often portrayed by horror and thriller films as cold, dark, and bleak. Having lived in Mass. for over a decade, I'd like to present the other side of the picture, juxtaposing New England's quaint beauty with our protagonist's solemn turmoils.


우리
슈퍼
743-2510
With a few key set pieces in
South Korea.
Seafood marketplace
Streets of Seoul
Vendors of Busan

CINEMATOGRAPHY


THE
LOOK &


Heightened naturalistic lighting,
capturing reality with an edge of surrealism.
Shot on digital and printed on old film stock,
giving us the nostalgia, intimacy, and colors of
film *(Dune, Atlanta, Zodiac)* on an indie budget.


INT. ADOPTION CENTER - SOUTH KOREA (2001)


INT. MILLER'S HOUSE - MASSACHUSETTS (2004)




EXT. CONCORD - PRESENT (2016)


INT. ADOPTION CENTER - SOUTH KOREA - FLASHBACK (2001)

FINANCIAL PLAN




COMPARISON FILMS
THIS IS THE STORY OF A LIFETIME
MOONLIGHT
PATEL MARA WENHAM KIDMAN
LION
The true story of a life lost and found
MANCHESTER
happy together
"THIS IS THE MOVIE WE NEED RIGHT NOW."
MINARI
IT'S MOONLIGHT MEETS LION
...with the dramatic setting of MANCHESTER BY THE SEA and sensitivity of HAPPY TOGETHER and MINARI.

MARKET VALUE BASED ON SIMILAR GENRE, BUDGET, & SUBJECT MATTER

FILM	Year	Budget ($M)	Worldwide Box Office ($M)	
Searching	2018	0.9	76	84x
Three Identical Strangers	2018	1	13.3	13x
Minari	2020	2	15.5	7.8x
Secrets and Lies	1996	4.5	16	3.5x
Columbus	2017	0.7	1.1	1.6x

Shooting in Massachusetts provides **highly competitive tax incentives** — giving us up to another ~$200k of soft money for production. So, we're able to make a $700k budget film for just ~$500k!

A Study: UCLA's renowned **Hollywood Report** found that "big-budget films lacking in diversity make about $27 million less on their opening weekend, with a potential loss of $130 million in total". This also applied to independent films, "regardless of its critical acclaim". Another **Forbes** article found that Asian-American spending power is over $1.2 trillion, projected to $1.6 by 2024. 82% of AAPI households subscribe to one or more streaming service as compared to 72% of the total population. TLDR? Authentic diversity *sells*, today more than ever.


TIMELINE
FALL '22
SPRING '23
SUMMER '23
Financing
Raise $100k minimum to go into production
Pre-Production
Attach cast, secure locations, hire crew.
Production
Shooting principle photography for 5 weeks.
SUMMER '23
FALL '23
WINTER '23
Post- Production
Edit, score, color, sound. 4+ months.
Festival Circuit
Final cut, DCP Creation, hire publicist, exposure, news outlets, premiere at festivals.
Sales & Distribution
Secure distributor, disperse first profits to WeFunder investors 125% of investment + 30% Net
This is a projected timeline and not a guarantee.


Si (2020) 9 min
In 2019, we filmed a proof-of-concept short film—SI, starring Ki Hong Lee (Maze Runner, Unbreakable Kimmy Schmidt, Dave), premiered at the Oscar-qualifying 2020 LAAPFF before being bought and distributed by all HBO platforms.
Watch now on HBO Max or link below!
Si
a short by
thomas
percy
kim
HBO
2020

SI (also embedded at the top of the page): https://vimeo.com/358425895


CULTURAL
RELEVANCE
Following the Korean War, Korea attempted to purge their war-torn country of orphans due to the cultural stigma of raising a non-biological child.


with South Korea being one of their main countries of export.
Today, 1/10 Korean-Americans are adoptees.
The identity crisis that comes with belonging to two different cultures — Asian and American — is not unique to transracial adoptees; it is a universal experience for any foreigner in a non-native country, regardless of age or status.
In a toxic environment like high school, where everyone is fighting to fit in, how do you find your place in the world when you feel like you don't belong to either Asian or American culture...
or your own family?


OUR MISSION
ISLE CHILD is more than just a passion project; it's a chance for us to present a nuanced portrait of what it means to come-of-age in this country.
ISLE CHILD is more than just Asian representation; it's a step towards normalizing our stories and the preconceived notion of otherness that comes with it.
Many of us have felt an internalized oppression against ourselves, eschewing our heritage so as to assimilate with the majority. With ISLE CHILD, we hope that it'll help all of us find pride and comfort in who we truly are — physically, emotionally, and culturally.
CONTACT
Meet with using the calendly link first thing on the page! Or, say hi at:
islechildfilm@gmail.com

OUR BUSINESS PLAN

Our financing will go entirely towards the production of this feature film; our location rentals, our crew, and our cast. We make our income from cutting deals with domestic and international distributors for Theatrical, Digital, and Blu-Ray releases. However, as stated, we receive *zero* payment as creators from this WeFunder raise as our contracts are organized to give our investors privileged returns so that *you* see your complete ROI before *we* see a dollar.

And as mentioned in the FINANCING slideshow above, you the investor, will make back **125% of your initial investment** (130% for Early Bird Investors) **PLUS 36% of Net Profits.** Investing in this WeFunder means investing in our company, Red Bean Pastry LLC. This will be the first installment of future

Film + TV projects that you and the company will own as part of Isle Child Franchise and all of our investors will receive income on all future Isle Child projects.

In the event of coming in under budget, those remaining funds will roll entirely into the digital marketing of the film, to get as many eyeballs on the movie as possible.

Once the film is completed, we will submit to the top film festivals with our personal connections to programmers (at Sundance, SXSW, Cannes, etc). Then, we will aggressively pursue top end distribution by packaging the film at the highest level agencies, distributors, and sales companies, like A24, Neon, IFC Films, Endeavor Content, UTA, CAA, and APA. Should we sign with one of these companies, we will create and launch a distribution strategy including top film markets. We'll also consider self-distribution with our renowned EP, Jim Cummings, who recently raised $350k on WeFunder for *The Beta Test* and self-distributed *Thunder Road*, making over $400k in the first year alone, doubling its budget in ticket sales during its first two weeks in French cinemas after winning the SXSW Grand Jury Prize and screening at the worlds biggest Cannes Film Festival.

ISLE CHILD has built in leverage for the Sundance Film Festival as the project is backed by the Institute through writer/director Thomas, who was a Sundance Fellow.

FOSTERING COMMUNITY

With WeFunder, we first wanted to bring this film to the people that it represents — namely, the neighboring communities of Concord, Massachusetts, Asian-Americans, and adoptees. With ISLE CHILD, we hope to foster a family that represents the voices of those who normally wouldn't have a seat at the Hollywood table... not only creatively, but financially as well.

The story for SI, the proof of concept short film, was first conceived from conversation with one of my hometown best friends who is a Korean-American adoptee. He is and will continue to be tightly integrated in the film process, from

adoptee. He is and will continue to be tightly integrated in the film process, from development to picture lock. Like my friend, there are many consultants that have been involved in the development of the film that are also Korean-American adoptees, and we've dedicated a portion of the funds and equity to these transracial adoptee writers and organizations (on top of the Korean-American adoptees that we've pledged to hire as part of our cast and crew down the line). We want to prioritize their paid involvement to ensure that we include them into our community and capture the complexities of their experience with the utmost sensitivity and diligence that it deserves.

Part of our mission for this campaign is to find even more partners and collaborators, so please let us know if you know any!

PERKS!

As a small way to show our gratitude, we've put together some sweet Perks just for our WeFunder investors.

$30,000+ Investment —— EXECUTIVE PRODUCER

You're now an executive producer of ISLE CHILD, complete with IMDb and screen credits. To say we're thankful would be a massive understatement — you're a dreammaker. Including all below rewards, you're invited to join us for the sparkly premiere night, and you'll be involved every step of the way, from rough cuts and sound mixes, to wrap parties and festival red carpets!

+ **Two tickets to the West Coast & East Coast premieres, or Regional premiere of your choice.**
+ **An "Executive Producer" credit — on screen, IMDb, and the movie poster.**
+ Your Company Logo or favorite NFT in credits, if wanted!
+ Invitation to a "cast & crew" screening in Los Angeles (travel/lodging not included).
+ A 1-day visit to the set (travel/lodging not included).
+ A limited edition poster signed by main cast and writer/director.
+ An annotated copy of shooting script signed by the Team

+ An annotated copy of shooting script signed by the Team.
+ A private link to the film once completed.
+ A specialized thank-you card from the Team.
+ A shout out on ISLE CHILD's social media.

$20,000+ Investment — CO-PRODUCER

Independent film depends on the generosity of people like you. We want to welcome you to the team as Co-Producer, officially credited on IMDb. You're part of our family now... and we can't wait to see you at our private LA screening and reception!

+ **Invitation to a "cast & crew" screening in Los Angeles (travel/lodging not included).**
+ **A "Co-Producer" on-screen credit.**
+ A 1-day visit to the set (travel/lodging not included).
+ A limited edition poster signed by main cast and writer/director.
+ An annotated copy of shooting script signed by the Team.
+ A private link to the film once completed.
+ A specialized thank-you card from the Team.
+ A shout out on ISLE CHILD's social media.

$10,000+ Investment — ASSOCIATE PRODUCER

Time to shine! Garner that official Associate Producer credit, hang that big, signed, movie poster, and come see the movie magic on set!

+ **A 1-day visit to the set (travel/lodging not included).**
+ **A limited edition poster signed by main cast and writer/director.**
+ **An "Associate Producer" credit.**
+ An annotated copy of shooting script signed by the Team.
+ A private link to the film once completed.
+ A specialized thank-you card from the Team.

+ A shout out on ISLE CHILD's social media.

$5,000+ Investment — A *VERY* SPECIAL THANK YOU

Hey look ma, I made it! Watch the film, find your name in the credits, and dive into the behind-the-scenes process with a copy of the director's annotated script.

+ **A "special thanks to" credit.**
+ **An annotated copy of shooting script signed by the Team.**
+ A private link to the film once completed.
+ A specialized thank-you card from the Team.
+ A shout out on ISLE CHILD's social media.

$2,500+ Investment — A SPECIAL THANK YOU

Watch the film with friends and family... and flaunt your unique, 1/1 thank you note!

+ **A private link to the film once completed.**
+ **A specialized thank-you card from the Team.**
+ A shout out on ISLE CHILD's social media.

$1,000+ Investment — SHOUT OUT!!!

+ **A shout out on ISLE CHILD's social media platforms (Instagram, Facebook).**
+ Our eternal love and gratitude ;)

ABOUT US




HBO
APAVISIONARIES


Adobe
SUNDANCE







HBO Premiere for Si



Sundance, 2019



Our star, Ki Hong Lee

Thomas Percy Kim is a Korean-American writer/director kindled by raw, introspective narratives and poetic imagery. His debut stop-motion short film, **TREJUR** (2018, click to watch), has screened at venues such as Heartland (Indy Shorts) Film Festival and Busan International before receiving the Harry Winston Brilliant Futures award, YoungArts gold medal, and becoming a U.S. Presidential Scholar candidate by the age of 17. Repped at APA as writer/director and with a degree from USC's Film Production Program, he wrote/directed SI (2020), starring Ki Hong Lee (MAZE RUNNER, UNBREAKABLE KIMMY SCHMIDT), which premiered at the 2020 shorts Oscar-qualifying LAAPFF before being sold to and distributed by HBO as part of their APA Visionaries program, presented by the Bruce Lee Family Companies. He is a 2022 Sundance Ignite Fellow, 2021 Shorts to Feature Lab Fellow and a 2021 Diverso Minority Report Fellow where Brad Pitt's Producer Dede Gardner (MOONLIGHT, 12 YEARS A SLAVE, THE TREE OF LIFE) personally selected and reviewed ISLE CHILD. Thomas' work has been screened across the globe and publicized on outlets such as **Variety**, The Wrap, Deadline, **NBC**, Nike, Wongfu, **CAAM**, CAPE, Visual Communications, and more.

His latest short project, BUSAN, 1999 (2022) starring Lee Sang-Hee (ALL OF ARE DEAD) won the prestigious **Golden Gate Award** at the SF Film Festival, qualifying it for the 2023 Oscars®. It's also screening at the big Palm Springs Shortfest, LAAPFF, NFFTY, Ouray, APFF, and is privately linked for WeFunder audiences to view **below:**


vimeo
STAFF PICK
BUSAN, 1999
Thomas Percy Kim


BUSAN, 1999
sundance
SFFILM
BEST NARRATIVE
SFFILM FESTIVAL
OFFICIAL SELECTION
SHORT FEST
LOS ANGELES ASIAN PACIFIC FILM FESTIVAL
Best Narrative Winner
11:16
vimeo



Lauren Chen is an independent producer based in NYC. She was previously Director of Production and Development for James Schamus at Symbolic Exchange, where she worked on films such as INDIGNATION (2016), CASTING JONBENET (2017), and A PRAYER BEFORE DAWN (2018). Her more recent credits include ADAM (dir. by Rhys Ernst, starring Margaret Qualley and Leo Sheng), which was released in 2019 by Wolfe Video, and THE TOMORROW MAN (dir. by Noble Jones, starring Blythe Danner and John Lithgow), which was released in 2019 by Bleecker Street Media. Both films had their world premieres at Sundance 2019. Chen was an Associate Producer on DRIVEWAYS (dir. by Andrew Ahn, starring Hong Chau and Brian Dennehy) which premiered at Berlin Film Festival in 2019, and was released by FilmRise in 2020. She also worked on Kitty Green's sophomore feature, THE ASSISTANT (starring Julia Garner and Matthew Macfadyen), which premiered at Telluride Film Festival in 2019 and was released by Bleecker Street Media in 2020. Chen started her career in the entertainment industry as a film and television actor (credits include THE OBJECT OF MY AFFECTION (1998) and WIREY SPINDELL (1999)). Prior to Symbolic Exchange, Chen was at Maven Pictures, where she worked on films

such as TEN THOUSAND SAINTS (2015), AMERICAN HONEY (2016), and FREAK SHOW (2017). More recently, she produced several narrative podcasts with Best Case Studios, including "Ghostwriter" (dir. by Kimberly Senior, starring Kate Mara and Adam Scott) and "Treat" (dir. by Jaki Bradley, starring Kiernan Shipka and Marin Ireland), both of which were released by Cadence13 in 2021, and "The Cinnamon Bear" (dir. by David Cromer, starring Alan Cumming, Milo Manheim, Bridget Everett, Johnny Galecki, Ryan Reynolds) which was released by Audible in 2021. Chen is currently Post Production Supervising multiple projects, including RESURRECTION (dir. by Andrew Semans, starring Rebecca Hall and Tim Roth) which premiered at Sundance 2022, ALL DIRT ROADS TASTE OF SALT (dir. by Raven Jackson, produced by Pastel and A24), and a seven-part limited series entitled THE LAST MOVIE STARS (dir. by Ethan Hawke) for CNN+ and HBO Max. She is also in development on several feature films. Chen is originally from Princeton, New Jersey and received her B.A. from Wellesley College in English Literature.



INTRINSIC VALUE FILM&TV

ARACHNID FILMS

Harrison Allen co-founded his production company, Arachnid Films, in New York City after producing the 2019 Wasserman Award winning short film CHAMPIONS (2019) while at NYU. Before completing his B.F.A at the the Tisch School of the Arts in 2020, Allen had served as the lead producer under the Arachnid Films banner on two debut feature films: VERDE (2020), a Dominican arthouse drama directed by Alfonso Morgan-Terrero, premiered at the Pan African Film Festival and was an official selection at the Festival des Trois Continents. THE LAST THING MARY SAW (2021), directed by Edoardo Vitaletti, is an elevated horror film starring Stefanie Scott, Isabelle Fuhrman, Judith Roberts, and Rory Culkin currently in post-production. Allen has also

Judith Roberts, and Rory Culkin currently in post-production. Allen has also produced music videos for artists Frances Forever, Claud, and David Hugo as well as commercial campaigns for Canon.




THUNDER ROAD
JIM CUMMINGS


The Wolf of Snow Hollow


THE
BETA
TEST
EMBRACE TEMPTATION.

Jim Cummings is an actor and filmmaker known for writing, directing and starring in the 2016 Sundance Grand Jury Prize winner, THUNDER ROAD which he extended into a 2018 feature film of the same name and won the SXSW Grand Jury Award and was nominated for the Independent Spirit John Cassavetes Award. He also wrote, directed and starred in the 2020 film THE WOLF OF SNOW HOLLOW (alongside Academy-Award nominee Robert Forster). It was made with Orion Classics, and is certified fresh on Rotten Tomatoes. His latest film, THE BETA TEST, premiered at the Berlinale, Tribeca, and Cannes film festivals before being picked up by IFC Films, released in theaters and eventually on Hulu. He was also the recipient of a career retrospective at the Champs-Élysées Film Festival in Paris, and can be seen starring in the recent HALLOWEEN KILLS movie opposite Jamie Lee Curtis (EVERYTHING EVERYWHERE ALL AT ONCE).

"SI" LETTERBOXD REVIEWS

★★★★½ Watched by **Tim Toda** 27 Mar 2021

Sheesh. This made me feel all kind of different ways.

Confusion. Anger. Disappointment. My inner emotion is toying with me from some PTSD of my childhood lolol

★★★★½ Watched by **seth nocos** 31 Mar 2021

a hidden gem i found on hbo max.

as an asian-american teenager who has dealt with many micro aggressions, this short really stands out to me. great cinematography and directing and it's very definitive of the shit we deal with today.

★★★★ Watched by **syd** 07 May 2021

i think it did an amazing job showing what it's like for a person of color to be surrounded by white friends. you'd do almost anything to fit in, even if that means being racist towards other poc. it's already scary being the minority in an area but it's worse when the people around you are uneducated and bigoted.

★★★½ Watched by **James Lau** 04 May 2021

Really dug the subtlety of the short, would be interesting to these kinda themes explored in more depth in something longer!

★★★★ Watched by **Jonah Allen** 30 Mar 2021

God, I wish this could've been fleshed out into a feature length film. A tough-to-stomach but stunning 10 minutes.

★★★★½ Watched by **Kimi** 20 Mar 2021

this fucking hurt man. although this short is only 10 min long, it packs a powerful punch.

★★★½ Watched by **bren** 15 May 2021

international adoptee rep! this didn't have to hit so close to home </3

★★★★ Watched by **jordanbarclay** 27 Feb 2022

Best short in the random HBO Max binge I'm going through so far

★★★★ Watched by **Chai_Bum** 12 Jan 2022 3

"Fucking Twink" and instant male to male contact.

There's a homoerotic charge here in the likes of PTA's *The Master*.

★★★★ Watched by **JoshuaMinh** 30 Jan 2022

This was a really interesting short film that has aspects I recognized and things I too have felt. I had never been aware of this short until I was perusing the "Asian Pacific Islander" category on HBO Max and decided to check it out as I like the main actor Ki Hong Lee quite a bit. He plays an adopted Korean teenager named Si. During and after a baseball game, he has to deal with microaggressions from his white teammates even as he tries to fit in with them. While his "friends" think nothing of the things they say and do and totally believe it's all benign, Si feels every sting, hit, and insult.

This is worth checking out and shows an aspect of being both Asian and adopted many are not familiar with. I liked this short and would like to see what it could become if it were made into a feature length movie.

★★★ Watched by **Greg Melendez** 13 May 2021

Impressed how they put so much in such a short runtime. Could be interesting if it got to be a full feature

★★★½ Watched by **Cesar Alejandro Jr** 17 May 2021

Way more relatable than I expected. Sometimes all you are is what you look like.

★★★★★ Watched by **everythingcaleb** 02 Oct 2020

Honestly this was perfect. So perfect, in fact, that some people may need to watch this multiple times to get it. It's subtlety is loud, and shows off the difficulties that don't get brought to light because they seem like they could be dismissed. Singularly perhaps they could. Taken as a whole they show a different picture. It's a constant barrage of hate disguised as normal aggression. That's why it's called "micro". But even a small knife can make draw blood, and the expression "death by a thousand cuts" doesn't come from nowhere.

★★★ Watched by **CeeJay.** 20 Jan 2021 ♥

Snapshot of the perils that exist at the intersection of identity & community. Lulls you into the same security that majority white communities often provide for non-white folks, so long as they assimilate. Definitely leaves you wanting more.

Ki Hong Lee, great as always.

★★★½ Watched by **smiffl** 21 Apr 2021 ♥

Drops a lot of info in a small amount of time while still feeling like it playing it subtly with is messaging. I could see and would likely enjoy a feature length version of this.

★★★★★ Watched by **umaeri** 25 Jan 2022 ♥

if you get it you get it, if you don't you don't, if you know you know

★★★★ Watched by **Andy Bui** 17 Jan 2021

I had the honor to meet Thomas, the director, at Sundance 2020. Fuck he makes me strive to be a better filmmaker. I'm sure Si is the first of many masterpieces that Thomas will go on to create.

Despite its length, I have never related to a character so quickly in such a short amount of time. I am rooting for more Asian American stories, for these stories help me feel more accepted into society.

Masterfully crafted, I felt Si was the perfect intro to a feature length movie, and I will wait til that day comes.

★★★★★ Watched by **Elizabeth!!!** 22 Sep 2021

Does anyone think Corey is kind of hot????



★★★★★ Rewatched by **nukemsloth** 02 May 2021

I had to rewatch it because I thought I missed something.

OH BTW. THIS NEEDS TO BE TURNED INTO AN ACTUAL MOVIE LONGER THAN 10 MINUTES

★★★★ Watched by **Katherine Rakadroka** 30 Dec 2020

Si is a beautifully shot and deceptively simple short about micro-aggressions. I hope this makes the rounds and Thomas Kim gets the chance to show us a feature-length. Ki Hong Lee is outstanding as the lead and just seeing his parents at the end broke my heart. Powerful.

We hope you can join us in our journey to the big screens and movie premieres. Invest in ISLE CHILD above and join our growing community.

Thank you for considering our campaign!

***

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